August 26, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	TrueBlue, Inc.
Form 10-K for Fiscal Year Ended December 25, 2009
Filed February 16, 2010
Form 10-Q for Fiscal Quarter Ended March 26, 2010
File No. 1-14543

Dear Mr. Spirgel:

This letter is in response to your comments communicated to us in a letter dated August 12, 2010, which was a follow-on request for additional information to our original response to you dated July 22, 2010. Your comments (in bold), along with our responses, are set forth below:

Form 10-K for Fiscal Year Ended December 25, 2009

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 19

1.	We note your response to prior comment 1. Describe for us in more detail the circumstances and effects of your branch closures, by addressing the following items:

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Tell us the effect that the closures had on your employees and customers. Were you able to transfer employees to other branches? Did you cease your relationship with the customers of each closed branch or were you able to serve these customers through nearby branches?

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Tell us the impact that your closures had on your financial statements for the year ended December 31, 2009. Clarify whether you recorded any impairments or losses upon disposal of any assets associated with a closed branch.

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In determining your asset groups, how did you consider the fact that you routinely close individual branches that are underperforming in concluding that the cash flows are not independent at a level lower than the reporting unit?

Prior to responding to your specific questions, we believe it would be beneficial to provide you with additional insight into our branch operations.

Unlike many multi-location companies, most customers never visit our branches. Instead, interactions that produce revenue typically occur over the phone or at the customer’s location. The primary purpose of our branches is to obtain an appropriate supply of workers to meet the needs of our customers. Our branches are close to the temporary workforce to attract workers, dispatch them to our customer job sites, and pay them upon completion of the assignment. It is not uncommon for us to relocate branches to attract more temporary workers in order to meet customer demand.

Our customers are generally serviced from one or more branches. Our branches are not autonomous but work in concert with each other to generate customer demand and fulfill customer needs. As customer demand increases, we generally increase the number of branches to increase our supply of temporary workers. Conversely, as demand decreases the need for multiple branch locations diminishes and therefore we generally consolidate branches. All branch opening and consolidation decisions are made by each brand president.

Our customer needs are generally project based. The number of projects, project duration, and demand for temporary workers can fluctuate significantly at the individual branch level. Additionally, the servicing of our customers is often shifted among branch locations. Due to these impacts on individual branch revenue, we do not budget or forecast results at the branch level. We do budget and forecast at the brand level.

A standard branch consists of low cost leased space, minimal leasehold improvements, equipment consisting primarily of computers and printers, and some furniture. The leases are generally short term with 30 to 90 day termination provisions available to either party. The total investment for a new branch is on average $40 thousand. Our business model requires that we make it both cost efficient and easy to open and close a branch.

Tell us the effect that the closures had on your employees and customers.

Were you able to transfer employees to other branches?

Each branch employs on average three permanent employees. We closed 105 locations in the fiscal year ended December 25, 2009 and, in the majority of instances, consolidated their activities with other nearby branches. Total permanent headcount reductions of branch staff in fiscal 2009 were 264. When we consolidated those closed branches with other nearby branches we retained high performing employees to continue to service our customers.

We generally retain our temporary workforce and continue to dispatch those workers who make themselves available and best meet the needs of our customers. However, customer demand is the limiting factor impacting our revenue. We currently have an excess supply of qualified workers to meet our ongoing customer needs.

Did you cease your relationship with the customers of each closed branch or were you able to serve these customers through nearby branches?

We did not cease our relationship with existing customers when we consolidated branches. We maintain ongoing contact with the customers and continue to fulfill their needs. Of the 105 branches that we closed in fiscal 2009, 87 of them (83%) were located within a reasonable distance (30 miles) of another active, operating branch from which we continued to dispatch our temporary workforce to serve our existing customers. While we use the term “closed” for simplicity purposes, these were consolidation actions to improve brand profitability.

The remaining 18 closures were small market branches. These branches were not concentrated in any particular geography. We offer customers of these branches the option of service from other remote branches and depending on the nature and preferences of each customer’s needs, we are able to continue service to some customers. In the year prior to their closure, the combined revenue of these 18 branches was approximately $9.6 million, less than 1% of total company revenue. As the economy improves and customer demand returns, we expect to reestablish a branch presence in those markets.

Tell us the impact that your closures had on your financial statements for the year ended December 31, 2009. Clarify whether you recorded any impairments or losses upon disposal of any assets associated with a closed branch.

The costs of branch consolidations and closures for the year ended December 25, 2009 were $2.1 million or 0.2% of revenue. The costs consisted of the following three components:

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Lease termination costs for all 105 closed branches were approximately $1.4 million or 0.14% of revenues for fiscal 2009. The leases are generally short term with cancellation notification requirements of 30 to 90 days.

•	Permanent employee severance costs were approximately $0.4 million or 0.04% of fiscal 2009 revenues. Our branch employees are paid severance after their last day of service.

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Loss on disposal of leasehold improvements, equipment and furniture totaled $0.3 million or 0.03% of fiscal 2009 revenues. We believe it is worth noting that the net leasehold improvements, equipment and furniture for our entire branch network was approximately $5 million or 8% of our consolidated net book value of property and equipment as of December 25, 2009 and 0.1% of total assets as of the same date. Of this total, approximately $4 million relates to furniture and equipment which is moveable and can be used by other branches, including branches operated by other brands. The remaining $1 million is related to tenant improvements which are tied to the branch location.

In determining your asset groups, how did you consider the fact that you routinely close individual branches that are underperforming in concluding that the cash flows are not independent at a level lower than the reporting unit?

In general, when making the decision to close a branch, we are making a decision to consolidate branches. As customer demand decreases, we generally decrease our branch count in order to reduce our cost structure and maximize brand profitability while retaining our customers and a sufficient supply of temporary workers. While we regularly use the standard term branch closure when referring to branch count reductions, most of our actions involved consolidating branches.

The decision to consolidate branches is based on many factors. The primary factor is our ability to meet the needs of customers, many of which have needs that span various geographies. Other factors include the long-term potential of the area, which location best meets the needs of our temporary workers, retaining our best branch permanent employees, retaining the best branch equipment and minimizing the cost of closure. The remaining branch or branches in the market continue to serve existing customers.

Please see response to Question #2 for further discussion regarding cash flows not being largely independent below the reporting unit.

Note 8: Goodwill and Intangible Assets, page 46

2.	We note your response to prior comment 3. It is unclear to us why you believe that certain costs are not direct costs allocable at a level lower than each brand. For example, it appears to us that the costs of hiring and training a particular branch manager could be easily identified and allocated to the manager’s assigned branch. Please address each of the shared activities and costs discussed in your response and tell us why you believe they are not direct costs that should be allocated below the brands.

In addition, tell us how your branch managers are compensated and whether any portion of their compensation is tied to branch performance. If so, tell us how you calculate these compensation measures.

In our July 22, 2010 response to your third comment, we referred to a variety of shared operating and support costs which we do not allocate at a level lower than the brand. In short, most of these costs are fixed and allocating these costs at any level lower than the brand would require arbitrary and distortive allocations that would misrepresent the economics of our business. These centralized activities and associated costs are not controlled at the individual branch level. These costs are incurred and controlled at the corporate or brand level and do not fluctuate with normal branch openings and closings or cyclical sales volume. Allocating fixed costs to the branch or any level other than the brand suggests those costs are variable and can be managed by the branch or could be reduced in proportion to branch closings, which is not the case. Furthermore, as these activities do not take place at the branch level, any allocation or reporting at the branch level would not provide a true and accurate view of branch contributions to brand cash flow.

In response to your comment, we have listed again the shared activities and provided further clarification as to the nature of these activities and why no allocation is made to the branch.

Shared brand operating activities

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Our branches do not operate autonomously. They act in concert and comply with common policies, procedures and programs that are determined by a combination of corporate and brand management. Monitoring of compliance with policies and procedures is conducted at the corporate and brand level. The cost of personnel who develop and monitor compliance with common policies, procedures and programs are largely fixed.

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Our incentive plans are developed, managed, and paid primarily from our corporate headquarters support center with some support at the brand level. The focus of our incentive plans is on meeting customer needs and cost containment. The annual cost of development and oversight is largely fixed.

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We consider our centralized company management training and sales program critical to the success of our operations and require a standard approach across brands. The training is developed centrally and is standard by brand for each branch. The cost of travel and participation in the program by the branches is charged at the branch level as a direct cost. All other costs for training program development, delivery and monitoring are largely fixed and do not fluctuate with branch count or volume of business.

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Large customer accounts are managed by national sales teams at the brand level. The branches are largely delivery service points for dispatch and pay of temporary workers. All local advertising placements are charged directly to the branch. All other marketing and sales programs are national and benefit all branches equally and are largely fixed.

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We have safety professionals who serve as a resource for a large number of branches and provide service to all of our brands. We also have a variety of safety incentive programs that are developed and managed by our corporate headquarters support center. Safety programs are largely a fixed cost benefiting all branches.

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Each brand uses a unique point of sale system that is managed and maintained by our corporate headquarters support center. The cost of system maintenance is largely fixed and does not fluctuate with the branch count or volume of business.

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Branch permanent staff recruiting and hiring is supported by our corporate human resource function. Each branch is staffed with on average three permanent employees. The branch manager is generally promoted from within and other branch personnel are hired from the local area.

Branch and brand operations are dependent on corporate headquarters for most administrative functions, including but not limited to:

•	Branch location and facilities management

•	Billing, credit and collections, and accounts receivable processing

•	Banking, cash management, and funding of working capital requirements

•	Workers’ compensation insurance program and claims management

•	Risk management and insurance programs

•	Permanent and temporary worker payroll, benefits, garnishments, taxes and associated reporting

•	Legal services for employment law and all other legal matters

•	Accounting, financial analysis and reporting

•	Income and business tax compliance

All of these activities are provided by corporate personnel. These costs are largely fixed and do not fluctuate in proportion with branch consolidations.

Our branch managers are compensated primarily with fixed pay. They receive a fixed salary and have the potential to earn a bonus which is tied to branch direct contribution. The bonus is based upon a contribution margin, defined as revenue less estimated cost of sales less direct controllable costs. The primary components of cost of sales at the branch are temporary employee wages, employer taxes and an estimate for workers’ compensation costs. Components of direct controllable costs include permanent employee salaries, rent, utilities, and branch supplies. Branch manager bonuses are not based on costs beyond their direct control such as fixed costs of the brand or our corporate headquarters. For 2009, the average branch manager bonus was not a significant percentage of their annual salary. If knowing this specific percentage would be essential in evaluating our response, we would be happy to provide it and would undertake to do so in accordance with Rule 83 as this information is confidential for competitive reasons.

In connection with our response, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Derrek L. Gafford
Derrek L. Gafford
Chief Financial Officer

cc:	Steven C. Cooper, Chief Executive Officer

Norman H. Frey, Chief Accounting Officer